October24, 2012

Larry L. Greene

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Re: The Eudora Funds  - File Numbers 811-22729 & 333-183018

Dear Mr. Greene:

On behalf of The Eudora Funds (the “Registrant”), we hereby submit, via electronic filing, Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement.  On August 2, 2012, the Registrant, on behalf of the Eudora Fund (the "Fund"), filed a registration statement on Form N -1 A, registering the Eudora Fund (the "Fund").  On August 28, 2012 you provided written comments to Parker Bridgeport.  Please find below those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  All changes related to the Registrant’s responses to your comments, refining edits and supplemental information are marked in the Amendment.

Prospectus -Fee Table

Comment 1.  Footnote 3 to the fee table discloses that the contractual waiver to keep Fund expenses at1.60% of net assets excludes "indirect expenses." Please disclose here, or in the section of theprospectus that further explains the fee waiver agreement, what the "indirect expenses" are.

Response.Reference to "indirect expenses" has been removed.

Prospectus - Principal Investment Strategies

Comment 2. The summary discloses that the Fund primarily will invest in options. Please disclosespecifically why and when the Fund will invest in options, and how they will be used. Will theFund purchase options on common stock? Will it sell options, and if so, only for hedgingpurposes?

Response.The Registrant notes that the prospectus discloses that as a part of its principal investment strategy the Fund primarily will invest in options and has revised the disclosure to make clear these are options on common stocks, equity index sector-based ETFs or an equity index.  The Registrant has amended options-related disclosures to note they are also used as substitutes for the reference assets in additionto previously-disclosed hedging purposes.

Comment 3.  The summary also discloses that the Fund will purchase and sell certain derivatives forhedging. With respect to the other derivatives, disclose the creditworthiness standards the Fundwill employ when selecting counterparties. Does the Fund have a policy limiting the amount ofassets that it may invest in derivatives? Will the Fund only write call options on securities itowns? In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, InvestmentCompany Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response.  With respect to the other derivatives, the Registrant notes that the prospectus does not refer to other derivatives asthey are not part of the principal investment strategies of the Fund.  The Registrant further notes that Fund has not adopted an express limit on the amount of derivatives, but will comply with the requirements of the Investment Company Act and related SEC staff positions.  Additionally, because the Fund invests in exchange-traded options rather than over-the-counter counterparty options, it has not provided disclosure of creditworthiness standards the Fund will employ when selecting counterparties.As part of its hedging strategy, the Fund may write call options on securities it does not own.  Additionally, the Registrant believes, that after including response-related edits, the Fund's disclosures are consistent with the principals outlined in the McMillan letter.

Comment 4.  Please define "fixed income securities" and disclose the principal fixed income securitiesin which the Fund will invest. For example, the prospectus discloses that the Fund will invest inlower quality debt commonly known as "junk" bonds. May the Fund invest in lower quality debtthat is not current on payment of interest, or zero coupon debt?

Response.  The registrant has amended junk bond-related disclosures to specify that some may be zero coupon bonds and some may be in default.  However, the Registrant believes that fixed income securities are commonly understood by prospective shareholders and notes that present disclosures state that fixed income investment will be composed primarily of junk bonds, and that further disclosures would not illuminate the principal strategies of the Fund.

Comment 5.  The investment objective of the Fund is long-term capital appreciation. Please disclosehow the Fund will obtain long-term capital appreciation by investing in debt. Will this strategyaffect the Fund's portfolio turnover?

Response.  The Registrant has revised disclosures to state that the adviser selects debt securities for both interest income and potential for capital appreciation, and in some cases, primarily for capital appreciation.  The Registrant notes that the adviser anticipates turnover of less than 100% which is generally consistent with the achievement of long-term capital appreciation.

Comment 6.  The summary discloses that the Fund will invest principally in ETFs. Will the Fundpurchase ETFs that track an index, or actively managed ETFs?

Response.  The Fund will invest primarily in index sector-based ETFs and has amended disclosures to clarify this aspect of the Fund's investment strategy.

Comment 7. The summary discloses that the Fund may invest without restrictions as to capitalization,country, credit quality or maturity. Please disclose the estimated duration or dollar-weightedaverage portfolio maturity of the fixed income portion of the Fund's portfolio under normalmarket conditions. Does the Fund propose to invest more than 25 percent of its assets in anyforeign country? May the Fund invest in emerging market securities?

Response.  The Registrant notes the Fund has no duration or maturity target, and does not propose to invest more than 25% in any foreign county.  The Registrant has added to disclosure to state that the adviser estimates fixed income portfolio duration is expected to be less than 10.  Also, the Registrant has expanded emerging market risk disclosures to more completely align risk disclosures with the Fund's emerging market strategy.

Prospectus - Principal Risks

Comment 8.  The Fund has a principal strategy to sell ETFs short, yet there is no principal riskassociated with that principal strategy. Please revise the prospectus accordingly.

Response.  The Registrant has added short position risk disclosures.

Comment 9. The summary discloses that "[i]nverseETFs limit the Fund's participation in marketgains." Is that the only principal risk of investing in inverse ETFs? Will the Fund actively tradeinverse ETFs? How much will the Fund invest in inverse ETFs? If significant, add enhanceddisclosure about the special risks of inverse ETFs, i.e., the risk of the Fund not performing asexpected for periods of greater than one day and the possibility of an adverse or opposite marketmovement in extremely volatile markets.

Response.  The Registrant notes that it believes the other principal risks of inverse ETFs are presently disclosed (embedded fees).  The Fund does not intend to actively trade inverse ETFs.  Although inverse ETFs are part of the Fund’s principal strategies, the Registrant does not believe they are a significant part of the Fund’s strategy.  The Fund invests in inverse ETFs as part of its hedging strategy which, under extremely unfavorable market conditions, could result in the Fund investing what might be a significant portion of its assets in inverse ETFs for a short period of time.  However, the Fund expects the chances of such an occurrence to be remote and therefore enhanced disclosures might tend to mislead prospective shareholders as to the magnitude or relevance of this type of risk.The Registrant acknowledges that leveraged inverse ETFs do have properties that pose the risk of not performing as expected for periods of greater than one day.  However, since leveraged inverse ETFs are not a principal strategy, such risks disclosures would not be consistent with the Fund's principal strategies.

Comment 10.  The summary discloses, under the heading "Option Risk," that written call options"expose the Fund to significant potential liability and may have imperfect correlation to the valueof the hedged asset." Please revise the disclosure and make the risk ofloss more understandableto investors. If the Fund may write options on securities it does not own, please disclose thepotential unlimited risk ofloss to the Fund. Also disclose that, when the Fund writes a calloption covered by a security it holds, the Fund gives up potential capital appreciation inexchange for current income. Please disclose how writing options furthers the Fund'sinvestment objective of capital appreciation.

Response. The Fund has amended the options-related disclosures to clarify that the risks of written options include potentially unlimited liability on naked written options.  The Registrant notes that option premium is recognized, for tax and GAAP purposes, as a form of capital appreciation and, therefore, consistent with the Fund’s investment objective.

Prospectus - Management

Comment 11. Investment Adviser - Please disclose that the Adviser has no experience managing a registered investmentcompany.

Response.  The Registrant has added the requested disclosure.

Comment 12.  Prior Performance Information - This section of the prospectus discloses the performance of the adviser managing privateaccounts that follow the same investment strategy of the Fund. Please revise the caption toclarify that the performance information related only to separate accounts and does not representthe performance of the Fund.

Response.  The Registrant notes the disclosures currently state that the performance information relates only to separate accounts and does not represent the performance of the Fund.  The Registrant has amended the caption to the prior performance information to state the performance is not that of the Fund.

Comment 13. The prospectus discloses that Mr. Cohen "has" full discretionary authority over theselection of investments for those accounts. Please revise the disclosure to clarify that Mr.Cohen had full discretionary authority over the accounts for the entire period for whichperformance is depicted.

Response.  The requested revision has been made.

Comment 14. Disclosure in the third paragraph indicates that account performance in the table has beenadjusted to reflect Fund fees and expenses. Please disclose that the Fund's expense ratio ishigher than the actual account fees and expenses. The prospectus also discloses thatperformance information takes into account the expense limitation agreement between the Fundand the Adviser. Please disclose the performance information of the accounts using the grossexpense ratio of the Fund.

Response.  The Registrant has amended prior performance reporting to disclose the performance information of the accounts using actual returns and has emended disclosures to state that the Fund's expense ratio is higher than the actual account fees and expenses.

Comment 15. Please disclose the methodology used to calculate the performance. The prospectusdiscloses that an accounting firm assisted the Adviser in calculating the performanceinformation. Please delete the word "accounting," or identify the accounting firm and includeconsent from the accounting firm.

Response.  The Registrant has amended the disclosure to remove references the accounting firm and will state the adviser provided the prior performance. The Registrant notesthat it presently discloses the means of calculating returns and how this calculation differs from the SEC method.

Prospectus – How to Purchase Shares

Comment 16.  Revise the fourth paragraph to indicate that the Fund has appointed an anti-moneylaundering compliance officer.

Response.  The Registrant has made the requested disclosure.

Statement of Additional Information - Additional Information about the Fund's Investments and Risks

Comment 17.  The SAl discloses additional information about principal strategies together withinformation concerning non-principal strategies. Please clarify the disclosure in the SAl anddistinguish principal strategies from non-principal strategies.

Response.

The Registrant has grouped the disclosures to distinguish principal strategies from non-principal strategies.

Statement of Additional Information - Repurchase Agreements

Comment 18.  Please disclose that repurchase agreements are in effect loans by the Fund. Pleasedisclose why, and the limits on the amount of assets it may, lend through repurchase agreements.

Response.  The Fund has amended disclosures to note that repurchase agreements are in effect loans and disclose any limits on repurchase agreements.

Statement of Additional Information - Investment Restrictions

Comment 19.  Please disclose how the Fund will classify companies and privately-issued mortgagebacked securities for purposes of the concentration policy.

Response.  The Registrant has amended disclosures to note how the Fund will classify companies and to recognize privately-issued mortgage backed securities as a type of industry for purposes of the concentration policy.

Comment 20.  The SAl includes a non-fundamental policy of the Fund not to invest more than 15percent of its net assets in illiquid securities. Please disclose how the Fund will take correctiveaction if the amount of illiquid assets exceeds 15 percent of net assets.

Response.  The Fund has disclosed the procedures the Fund's adviser will follow if illiquid assets exceed 15 percent of net assets.

Comment 21.  Please disclose the limit on the amount of assets the Fund may pledge in connection witha borrowing.

Response.The Registrant amended disclosure to state that the Fund may pledge up to 100% of its asset in connection with a borrowing.

Statement of Additional Information – Management of the Fund

Comment 22.  Compensation - Add the interested/dis-interested person designation to the caption in each table or listingof trustees.

Response.  The requested captioning has been added.

Statement of Additional Information – Disclosure of Portfolio Holdings

Comment 23.  Please describe the Fund's on-going arrangements, if any, to disclose non-publicportfolio holding information, including the identity of the persons who receive information. SeeItem 16(f)(2) of Form N-1A.

Response.  The Registrant believes requested description of the Fund's on-going arrangements to disclose non-public portfolio holding information, including the identity of the persons who receive such information is presently disclosed.

Part C Signature Page

Comment 24. The signature page of the filing must contain the signatures required by Section 6 of theSecurities Act.

Response.  The signature page has been updated to include all signatures required by Section 6.

* * * * *

On behalf of the Registrant, we hereby request that the Commission accelerate the effective date of the Pre-Effective Amendment to the Registrant's Registration Statement on the date submitted or, in the alternative, acceleration to the earliest possible time after the date submitted.

The Registrant notes is has not submitted nor expects to submit an exceptive application or no-action request in connection with its registration statement.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

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the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/Thompson Hine LLP

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